Exhibit 99.1

NICE Reports 36% Growth in Revenue for the Second Quarter 2017 and
Raises Guidance on Continued Business Momentum

 Strong Growth in Both Cloud and Product Revenue

Hoboken, New Jersey, August 3, 2017 - NICE (NASDAQ: NICE) today announced results for the second quarter 2017 ended June 30, 2017.

Second Quarter 2017 Financial Highlights

GAAP	Non-GAAP
Revenue growth of 36% year-over-year	Revenue growth of 34% year-over-year
Gross profit increased 35% year-over-year to $198 million	Gross profit increased 34% year-over-year to $222 million
Gross margin of 63.5% compared to 63.9% last year	Gross margin of 70.5% compared to 70.4% last year
Operating income of $26 million, up 10% year-over-year	Operating income of $72 million, up 27% year-over-year
Effective tax rate was 8.9% compared to 4.1% last year	Effective tax rate was 20.8% compared to 19.5% last year
Diluted EPS from continuing operations of $0.33 versus $0.42 last year	Diluted EPS from continuing operations of $0.90 versus $0.79 last year
Cash flow from operations increased 131% year-over-year to $69 million

“Our financial performance over the past few years has been highlighted by consistent growth and improvement in profitability, and Q2 added to that momentum with another strong result on both the top and bottom lines. We were also pleased to see significant growth in cloud revenue along with an increase in profitability. Furthermore, our solid execution translated to over 200 million dollars in net cash flow from operations for the first half of 2017,” said Barak Eilam, CEO of NICE.  “The foundation of our strength has been our ability to fully execute on the strategic plans we put in place during this period.

“These strategic plans have led to the development of our four strategic pillars of cloud, omni-channel, analytics and artificial intelligence, which are the underpinning of our growth opportunities going forward. These four pillars are also the basis for our new CXone platform, which represents a giant leap forward for NICE and our industry. CXone, which is a unified, true open cloud foundation, along with a developing ecosystem of customers and partners to build and develop world class customer experience solutions, represents a substantial competitive differentiation for NICE, and exemplifies our expanding market leadership.”

GAAP Financial Highlights for the Second Quarter Ended June 30:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2017 and 2016.

Revenues: Second quarter 2017 total revenues increased 36.3% to $311.5 million compared to $228.5 million for the second quarter of 2016.

Gross Profit: Second quarter 2017 gross profit increased to $197.9 million compared to $146.1 million for the second quarter of 2016, and gross margin was 63.5% compared to 63.9% for the second quarter of 2016.

Operating Income: Second quarter 2017 operating income increased to $25.8 million compared to $23.5 million for the second quarter of 2016, and operating margin was 8.3% compared to 10.3% for the second quarter of 2016.

Net Income from Continuing Operations: Second quarter 2017 net income and net margin were $20.4 million and 6.6%, respectively, compared to $25.4 million and 11.1%, respectively, for the second quarter of 2016.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the second quarter of 2017 were $0.33, compared to $0.42 in the second quarter of 2016.

Operating Cash Flow and Cash Balance: Second quarter 2017 operating cash flow was $68.7 million. In the second quarter, $7.6 million was used for share repurchases. As of June 30, 2017, total cash and cash equivalents, short term investments and marketable securities were $439.9 million, and total debt was $443.5 million net of issuance costs and the equity component associated with our convertible debt.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and the Physical Security divisions for both 2017 and 2016.

Revenues: Second quarter 2017 non-GAAP total revenues were $315.3 million, up 33.9% from $235.4 million for the second quarter of 2016.

Gross Profit: Second quarter 2017 non-GAAP gross profit increased to $222.3 million compared to $165.8 million for the second quarter of 2016, and non-GAAP gross margin increased to 70.5%, compared to 70.4% for the second quarter of 2016.

Operating Income: Second quarter 2017 non-GAAP operating income increased to $72.0 million compared to $56.6 million for the second quarter of 2016, and non-GAAP operating margin was 22.8% compared to 24.0% for the second quarter of 2016.

Net Income from Continuing Operations: Second quarter 2017 non-GAAP net income increased to $56.0 million compared to $47.9 million for the second quarter of 2016, and non-GAAP net income margin was 17.8% compared to 20.4% for the second quarter of 2016.

Fully Diluted Earnings Per Share from Continuing Operations: Second quarter 2017 non-GAAP fully diluted earnings per share increased 13.9% to $0.90, compared to $0.79 for the second quarter of 2016.

Third Quarter and Full Year 2017 Guidance:

Third Quarter 2017: Third quarter 2017 non-GAAP total revenues are expected to be in a range of $315 million to $325 million. Third quarter 2017 non-GAAP fully diluted earnings per share are expected to be in a range of $0.89 to $0.95.

Full Year 2017: Full year 2017 non-GAAP total revenues are expected to be in the range of $1,330 million to $1,354 million. Full year 2017 non-GAAP fully diluted earnings per share is increased to an expected range of $3.90 to $4.10.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, August 3rd, 2017 at 8:30 AM ET, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-344-364. The Passcode is 372 736 22. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 811 001 49.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, share-based compensation, and certain business combination accounting entries, amortization of discount on long term debt and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Ilana Hart, +972 9 775-3818, ilana.hart@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE.  All other marks are trademarks of their respective owners.  For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and the risk that we will not be able to successfully execute on the Company’s cloud business strategy and generate profitability. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$68,736	$61,544	$137,193	$126,660
Services	158,236	154,359	316,652	303,697
Cloud	84,568	12,625	163,317	24,138
Total revenue	311,540	228,528	617,162	454,495

Cost of revenue:
Product	13,513	14,237	26,724	27,971
Services	54,558	63,265	113,274	120,290
Cloud	45,533	4,936	89,340	8,646
Total cost of revenue	113,604	82,438	229,338	156,907

Gross profit	197,936	146,090	387,824	297,588

Operating Expenses:
Research and development, net	42,886	34,519	85,840	67,040
Selling and marketing	87,694	58,705	166,895	114,488
General and administrative	31,334	24,579	60,561	47,771
Amortization of acquired intangible assets	10,188	4,750	20,753	7,257
Total operating expenses	172,102	122,553	334,049	236,556

Operating income	25,834	23,537	53,775	61,032

Finance and other income (expense), net	(3,388)	2,933	(12,378)	6,697

Income from continuing operations before tax	22,446	26,470	41,397	67,729
Taxes on income	2,005	1,090	3,667	7,093
Net income from continuing operations	20,441	25,380	37,730	60,636

Discontinued operations
Loss from discontinued operations	-	-	-	(116)
Taxes on income	-	-	-	-
Net loss from discontinued operations	-	-	-	(116)

Net income	$20,441	$25,380	$37,730	$60,520

Basic earnings per share from continuing operations	$0.34	$0.43	$0.63	$1.02
Basic earnings (loss) per share from discontinued operations	$-	$-	$-	$(0.00)
Basic earnings per share	$0.34	$0.43	$0.63	$1.02

Diluted earnings per share from continuing operations	$0.33	$0.42	$0.61	$1.00
Diluted earnings (loss) per share from discontinued operations	$-	$-	$-	$(0.00)
Diluted earnings per share	$0.33	$0.42	$0.61	$1.00

Weighted average number of shares
outstanding used to compute:

Basic earnings (loss) per share	60,277	59,490	60,203	59,461
Diluted earnings (loss) per share	61,962	60,817	61,857	60,834

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2017	2016	2017	2016
GAAP revenues	$311,540	$228,528	$617,162	$454,495
Valuation adjustment on acquired deferred product revenue	46	1,291	265	1,375
Valuation adjustment on acquired deferred service revenue	2,094	2,375	3,091	2,432
Valuation adjustment on acquired deferred cloud revenue	1,648	3,218	2,859	3,218
Non-GAAP revenues	$315,328	$235,412	$623,377	$461,520

GAAP cost of revenue	$113,604	$82,438	$229,338	$156,907
Amortization of acquired intangible assets on cost of product	(6,056)	(7,590)	(12,414)	(13,882)
Amortization of acquired intangible assets on cost of services	(1,159)	(3,472)	(4,367)	(3,472)
Amortization of acquired intangible assets on cost of cloud	(10,975)	-	(21,950)	-
Valuation adjustment on acquired deferred cost of services	331	-	762	-
Cost of product revenue adjustment (1)	(161)	(69)	(336)	(190)
Cost of services revenue adjustment (1,2)	(1,847)	(1,666)	(3,722)	(3,208)
Cost of cloud revenue adjustment (1,2)	(714)	(61)	(1,483)	(123)
Non-GAAP cost of revenue	$93,023	$69,580	$185,828	$136,032

GAAP gross profit	$197,936	$146,090	$387,824	$297,588
Gross profit adjustments	24,369	19,742	49,725	27,900
Non-GAAP gross profit	$222,305	$165,832	$437,549	$325,488

GAAP operating expenses	$172,102	$122,553	$334,049	$236,556
Research and development (1,2,3)	(2,236)	(1,097)	(4,447)	(3,078)
Sales and marketing (1,2,3)	(5,863)	(3,724)	(11,509)	(7,070)
General and administrative (1,2,3)	(3,501)	(3,743)	(5,387)	(8,093)
Amortization of acquired intangible assets	(10,188)	(4,750)	(20,753)	(7,257)
Non-GAAP operating expenses	$150,314	$109,239	$291,953	$211,058

GAAP finance & other income (expense), net	$(3,388)	$2,933	$(12,378)	$6,697
Amortization of discount on long term debt	2,094	-	9,259	-
Non-GAAP finance & other income (expense), net	$(1,294)	$2,933	$(3,119)	$6,697

GAAP taxes on income	$2,005	$1,090	$3,667	$7,093
Tax adjustments re non-GAAP adjustments	12,696	10,516	27,687	16,525
Non-GAAP taxes on income	$14,701	$11,606	$31,354	$23,618

GAAP net income	$20,441	$25,380	$37,730	$60,636
Valuation adjustment on acquired deferred revenue	3,788	6,884	6,215	7,025
Valuation adjustment on acquired deferred cost of service of revenue	(331)	-	(762)	-
Amortization of acquired intangible assets	28,378	15,812	59,484	24,611
Share-based compensation (1)	14,322	9,896	26,884	16,256
Re-organization expenses (2)	-	464	-	1,770
Acquisition related expenses (3)	-	-	-	3,736
Amortization of discount on long term debt	2,094	-	9,259	-
Tax adjustments re non-GAAP adjustments	(12,696)	(10,516)	(27,687)	(16,525)
Non-GAAP net income	$55,996	$47,920	$111,123	$97,509

GAAP diluted earnings per share	$0.33	$0.42	$0.61	$1.00

Non-GAAP diluted earnings per share	$0.90	$0.79	$1.80	$1.60

Shares used in computing GAAP diluted earnings per share	61,962	60,817	61,857	60,834

Shares used in computing Non-GAAP diluted earnings per share	61,962	60,817	61,857	60,834

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended		Year to date
	June 30,		June 30,
	2017	2016	2017	2016
Cost of product revenue	$(161)	$(69)	$(336)	$(190)
Cost of service revenue	(1,847)	(1,595)	(3,722)	(2,939)
Cost of cloud revenue	(714)	(85)	(1,483)	(147)
Research and development	(2,236)	(1,302)	(4,447)	(2,158)
Sales and marketing	(5,863)	(3,574)	(11,509)	(6,433)
General and administrative	(3,501)	(3,271)	(5,387)	(4,389)
	$(14,322)	$(9,896)	$(26,884)	$(16,256)

(2)	Re-organization expenses

	Quarter ended		Year to date
	June 30,		June 30,
	2017	2016	2017	2016

Cost of service revenue	$-	$(71)	$-	$(269)
Cost of cloud revenue	-	24	-	24
Research and development	-	205	-	(896)
Sales and marketing	-	(150)	-	(150)
General and administrative	-	(472)	-	(479)
	$-	$(464)	$-	$(1,770)

(3)	Acquisition related expenses

	Quarter ended		Year to date
	June 30,		June 30,
	2017	2016	2017	2016

Research and development	$-	$-	$-	$(24)
Sales and marketing	-	-	-	(487)
General and administrative	-	-	-	(3,225)
	$-	$-	$-	$(3,736)

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$304,622	$157,026
Short-term investments	55,556	30,287
Trade receivables	200,963	260,220
Prepaid expenses and other current assets	72,117	57,966
Current assets of discontinued operations	2,569	3,734

Total current assets	635,827	509,233

LONG-TERM ASSETS:
Long-term investments	79,741	98,726
Property and equipment, net	108,325	87,678
Deferred tax assets	14,841	14,093
Other intangible assets, net	559,619	618,735
Goodwill	1,288,718	1,284,710
Other long-term assets	20,710	18,701

Total long-term assets	2,071,954	2,122,643

TOTAL ASSETS	$2,707,781	$2,631,876

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loan	$-	$21,164
Trade payables	18,750	25,634
Current portion of deferred revenues and advances from customers	202,608	149,801
Accrued expenses and other liabilities	243,813	273,134
Current liabilities of discontinued operations	647	3,077

Total current liabilities	465,818	472,810

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	35,645	22,710
Deferred tax liabilities	116,331	146,952
Long-term debt	443,516	444,016
Other long-term liabilities	34,106	34,056

Total long-term liabilities	629,598	647,734

SHAREHOLDERS' EQUITY	1,612,365	1,511,332

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,707,781	$2,631,876

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$20,441	$25,380	$37,730	$60,520
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	37,013	20,484	76,156	33,400
Stock based compensation	14,322	9,826	26,884	16,257
Amortization of premium and discount and accrued interest on marketable securities	(39)	672	151	1,641
Deferred taxes, net	(9,871)	(9,111)	(21,542)	(12,697)
Changes in operating assets and liabilities:
Trade Receivables	5,581	14,801	61,880	54,369
Prepaid expenses and other current assets	(1,200)	(8,268)	(7,987)	4,768
Trade payables	(6,857)	4,428	(6,969)	5,289
Accrued expenses and other current liabilities	(4,302)	(21,724)	(35,601)	(48,438)
Deferred revenue	12,852	(5,833)	63,516	29,855
Long term liabilities	(859)	(145)	(1,606)	(71)
Amortization of discount on long term debt	2,094	-	9,259	-
Other	(514)	(790)	(465)	(673)
Net cash provided by operating activities	68,661	29,720	201,406	144,220

Investing Activities

Purchase of property and equipment	(12,332)	(4,084)	(22,746)	(11,143)
Purchase of Investments	(17,227)	(19,269)	(42,226)	(47,221)
Proceeds from Investments	4,000	41,360	36,016	80,478
Capitalization of software development costs	(7,156)	(1,697)	(14,094)	(2,758)
Payments for business acquisitions, net of cash acquired	-	(872)	-	(151,325)
Net cash provided by (used in) investing activities	(32,715)	15,438	(43,050)	(131,969)

Financing Activities

Proceeds from issuance of shares upon exercise of share options	8,642	5,655	12,375	13,169
Purchase of treasury shares	(7,618)	(9,420)	(16,047)	(32,093)
Dividends paid	-	(9,519)	(9,637)	(19,036)
Repayment of long term debt	-	-	(260,000)	-
Proceeds from issuance of exchangeable notes	-	-	260,842	-
Net cash provided by (used in) financing activities	1,024	(13,284)	(12,467)	(37,960)

Effect of exchange rates on cash and cash equivalents	901	(580)	1,707	785

Net change in cash and cash equivalents	37,871	31,294	147,596	(24,924)
Cash and cash equivalents, beginning of period	266,751	269,713	157,026	325,931

Cash and cash equivalents, end of period	$304,622	$301,007	$304,622	$301,007

*Certain comparative figures have been reclassified to conform to the current year presentation.